UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST REPORTS DELIVERIES OF 17,955 ELECTRIC VEHICLES IN JUNE 2026 IN VIETNAM, REACHING A RECORD OF 115,916 ELECTRIC VEHICLES IN THE FIRST HALF OF 2026

Hanoi, July 10, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) announced preliminary domestic Vietnam deliveries of 17,955 electric vehicles (“EVs”) for June 2026. Year to date, the Company has delivered a preliminary total of 115,916 EVs to customers in Vietnam, representing a significant increase of 72% compared to the same period last year, reaffirming its leadership in the domestic automotive market and marking the first time an automotive brand has exceeded 100,000 vehicle deliveries in the first half of a calendar year in Vietnam.

Notably, Limo Green continued to be VinFast’s best-selling model in June, with 3,868 vehicles delivered during the month. The VF 3 ranked second, with 3,550 vehicles delivered. The VF 5 and the Herio Green, which is derived from the VF 5, recorded combined deliveries of 3,364 vehicles, followed by the VF 6, with 2,988 vehicles delivered. The VF 7 recorded 1,437 vehicles delivered, while the VF MPV 7 recorded 1,254 vehicles delivered.

For the first half of 2026, the Limo Green and the VF 3 were VinFast’s two best-selling models in Vietnam with cumulative deliveries of 27,927 and 23,781 vehicles, respectively. The Company also delivered 20,167 VF 5 and Herio Green vehicles, 14,045 VF 6 vehicles, 9,177 VF MPV 7 vehicles, and 6,849 VF 7 vehicles during the period.

In addition, VinFast recently introduced the VF 2, a compact urban EV, and opened pre-orders for the model in Vietnam. Deliveries are expected to begin in September 2026.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Notes:

Preliminary delivery results are subject to change and may differ from the final number of deliveries recognized as vehicle sales revenue for the period following the year-end audit.

Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers’ Association and the Company’s internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive company, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: July 10, 2026	By:	/s/ Nguyen Thi Lan Anh
		Name:	Nguyen Thi Lan Anh
		Title:	Director and Chief Financial Officer

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